Exhibit 99.3

FORM OF
LETTER TO BROKERS, DEALERS, BANKS AND OTHER NOMINEE
INFRASTRUCTURE AND ENERGY ALTERNATIVES, INC.

Subscription Rights to Purchase Units
Offered Pursuant to Subscription Rights Distributed to Public Stockholders
of Infrastructure and Energy Alternatives, Inc.

                        , 20

To Brokers, Dealers, Banks and Other Nominees:

        This letter is being distributed by Infrastructure and Energy Alternatives, Inc. (the "Company") to brokers, dealers, banks and other nominees in connection with a distribution in a rights offering to certain holders (the "Public Stockholders") of shares of its common stock, $0.0001 par value per share (the "Common Stock") as of 5:00 p.m., Eastern Time, on January 27, 2020, the record date, of transferable subscription rights ("Subscription Rights") to subscribe for and purchase Units (the "Units"). Each Unit consists of one share of Series B-3 Preferred Stock and 34.375 Warrants. Each share of Series B-3 Preferred Stock has the terms and conditions described in the Prospectus (as defined below). Each Warrant will be exercisable for one share of the Company's Common Stock at a price of $0.0001 per share from the date of issuance. The Warrants are exercisable for cash, or solely during any period when a registration statement for the exercise of the Warrants is not in effect, on a cashless basis. The Subscription Rights are described in the Company's prospectus dated                        , 20         (the "Prospectus") (a copy of which accompanies this notice). In this rights offering, the Company is offering an aggregate of 15,000 Units.

        The Subscription Rights may be exercised at any time during the subscription period, which commences on January 31, 2020 and ends at 5:00 p.m., Eastern Time, on March 2, 2020, the expiration date, unless extended.

        As described in the Prospectus, each beneficial owner will receive one Subscription Right for every share of Common Stock owned or deemed owned on the record date, evidenced by transferable Subscription Rights Certificates. The Subscription Rights are transferable in minimum denominations of 50. Please only process transfer Subscription Rights in minimum denominations of 50. The Minimum Subscription Requirement continues to apply to the balance of Subscription Rights not transferred, as well as Subscription Rights acquired in a transfer.

        For every share of Common Stock owned as of the record date, each beneficial owner will receive one Basic Subscription Right, which gives the beneficial owner the opportunity to purchase one Unit, each Unit consisting of one share of Series B-3 Preferred Stock and 34.375 Warrants, at a price of $1,000.00 per Unit, which is subject to proration and the limitations described in the Prospectus.

        The Rights Offering has a Minimum Subscription Requirement per subscriber of $50,000.00. To the extent that a beneficial owner owns less than 50 shares of Common Stock on the record date, the beneficial owner would otherwise be distributed Subscription Rights that would not allow the beneficial owner to subscribe at the Minimum Subscription Requirement. In order to permit such beneficial owners to participate in the rights offering, each Subscription Right will contain a Minimum Subscription Privilege, which will permit each beneficial owner of Common Stock as of the record date to purchase $50,000.00 of Units, subject to proration and the limitations described in the Prospectus.

        If a beneficial owner exercises the Minimum Subscription Privilege or Basic Subscription Rights in full, the beneficial owner may also choose to exercise its Over-Subscription Privilege to purchase a portion of any Units that are not purchased by other holders of Common Stock and remain available, which is subject to proration and the limitations described in the Prospectus.

        The Company is asking Public Stockholders who hold shares of the Company's Common Stock beneficially, and who have received the Subscription Rights distributable with respect to those shares of Common Stock through a broker, dealer, bank, or other nominee, to contact the appropriate institution or nominee and request it to effect the transactions for them. The Company is asking you to contact your clients for whom you hold shares of Common Stock registered in your name or the name of your nominee to obtain instruction with respect to the subscription rights.

        If you exercise Subscription Rights on behalf of beneficial owners, you will be required to certify certain information.

        Enclosed are copies of the following documents:

  1.
  Prospectus

  2.
  Subscription Rights Certificate

  3.
  Instructions as to Use of Subscription Rights Certificates

  4.
  Form of Letter to Stockholders Who are Beneficial Holders

  5.
  Form of Beneficial Owner Election Form

  6.
  Form of Nominee Holder Certification

        All commissions, fees and other expenses (including brokerage commissions and transfer taxes), other than fees and expenses of the subscription agent, incurred in connection with the exercise of the Subscription Rights will be for the account of the holder, and none of such commissions, fees or expenses will be paid by the Company or the subscription agent.

        Your prompt action is requested. To exercise the Subscription Rights on behalf of a beneficial owner, you should deliver the properly completed and signed Subscription Rights Certificate, with payment of the subscription price in full for each Unit subscribed for to the subscription agent, as indicated in the Prospectus. The subscription agent must receive the property completed and duly executed Subscription Rights Certificates and full payment of the subscription price, including final clearance of any checks, prior to the expiration date.

        A holder cannot revoke the exercise of a subscription right. Subscription rights not exercised at or prior to 5:00 p.m., Eastern Time, on the expiration date will expire.

        ANY QUESTIONS OR REQUESTS FOR ASSISTANCE CONCERNING THE RIGHTS OFFERING SHOULD BE DIRECTED TO MORROW SODALI LLC, THE INFORMATION AGENT, TOLL-FREE AT (800) 662-5200.